Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Period from October 1, 2007 through September 30, 2008
Operating revenues:
Affiliated	$1,010
Nonaffiliated	1,559

Total operating revenues	2,569

Operating expenses:
Operation and maintenance	862
Depreciation and amortization	479
Income taxes	198
Taxes other than income	387

Total operating expenses	1,926

Operating income	643

Other income and deductions:
Other income	45
Other deductions	30
Nonoperating income taxes	26

Interest income	48

Interest expense and related charges	308

Net income	$372